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THANK
THE
MAKER
A STAR WARS PODCAST

ntroducing Scum & Villainy Cantina: Rendezvous w/ J.C. Reifenberg | TTM Ep. 298

Thank the Maker
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184 views 1 month ago Thank the Maker: A Star Wars Podcast
A beloved, immersive sci-fi cantina experience is now primed for a galactic expansion. We speak to our friend and owner of Scum & Villainy Cantina about the new location and the captivating experience that awaits.
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All | From the series



33:21



THE FATE
OF THE FORCE
WHERE
STAR WARS
GOES NEXT
1:21:53



3D
PRINTED!
17:02



INSIDE
Tom
Wilson
1:22:32





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